VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) – 404-4387

December 22, 2021

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Viking Energy Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020 File No. 000-29219 Filed March 25, 2021

Dear Mr. Cannarella:

On behalf of Viking Energy Group, Inc., (the “Company” or “Viking”), we have the following responses to the December 17, 2021 letter from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) relating to comments the Staff had on the Company’s Form 10-K for the Fiscal Year ended December 31, 2020 filed with the Commission on March 25, 2021.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Form 10-K for the Fiscal Year ended December 31, 2020 (10-K)

Financial Statements

Executive Compensation, page 34

1.

We note that the amounts you have reported as executive compensation for Mr. Doris from 2014 through 2020 is limited to warrants issued during 2017, which were valued at $3 million, and a repricing of warrants during 2020, which was valued at $11,027.

Please clarify whether disclosures within the corresponding sections of your periodic filings covering these periods is complete and accurate for each person with the exception of having not listed the value of modifications to the Series C preferred stock, encompassing changes to both the voting and conversion provisions; and advise us of any further details that would be necessary to fully comply with Item 402 of Regulation S-K.

Please expand your disclosures to include all of the information required by Item 402(m)(1), (n)(2) and (o)(1) and (2) of Regulation S-K, including the value of the modifications to the Series C preferred stock, and any material factors necessary to an understanding of the information disclosed in the Table.

Mr. John Cannarella

December 22, 2021

Page | 2

RESPONSE:

The disclosures required by Item 402 of Regulation S-K in the 10-K of Viking Energy Group, Inc. relative to compensation for Mr. Doris from 2014 through 2020, which included warrants issued in 2017 and repriced during 2020 were complete, with the exception of not ascribing a value associated with modifications to the Series C Preferred Stock (“Series C Preferred Stock”) in August and December of 2020, specifically relating to changes in voting and conversion entitlements.

To address the above, we plan to amend the 10-K by updating the Summary Compensation table and adding  footnote 11 as illustrated below:

Name and Principal Position	Year	Salary	Bonus	Stock Awards		Option Awards		Non-Equity Incentive Plan Compensation Earnings	Non-Equity Deferred Compensation Earnings	All Other Compensation		Total

James A. Doris	2020	$-	$-	$-		$-		$-	$-	$20,008,027	(2)(11)	$20,008,027
CEO & President (1)	2019	$-	$-	$-		$-		$-	$-	$-		$-

Timothy Swift	2020	$41,453	$-	$-		$-		$-	$-	$-		$41,453
EVP & COO (3)	2019	$275,000	$-	$-		$-		$-	$-	$-		$275,000

Frank W. Barker, Jr.	2020	$-	$-	$-		$1,617,538	(5)	$-	$-	$235,852	(6)	$1,853,390
CFO (4)	2019	$-	$-	$-		$-		$-	$-	$170,000	(7)	$170,000

Mark Finckle	2020	$163,313	$-	$-		$337,597	(8)	$-	$-	$-		$500,910
EVP	2019	$71,923	$-	$81,000	(9)	$167,751	(10)	$-	$-	$-		$320,674

(11)

The Company amended the Certificate of Designation pertaining to its Series C Preferred Stock on or about August 31, 2020 and December 24, 2020. These amendments included modifications of the voting and conversion rights associated with ownership of these shares, all of which were owned by Mr. Doris. The effect of these modifications required recognition of the change in the fair value associated with Mr. Doris’ shares of Series C Preferred Stock, to be recognized as a deemed dividend in the aggregate amount of $19,997,000.

Financial Statements

Note 4 – Oil and Gas Properties, page F-17

2.

We understand from your response to prior comment one that you will amend the Form 8- Ks that were filed to report material dispositions of oil and gas properties on October 12, 2021 and October 18, 2021, to include pro forma reserve information and a substantive discussion of the rationale and precipitating events for each disposition.

Given that your historical financial statements reflect errors in the accounting for your Series C preferred stock modifications, as acknowledged in your response to prior comment three, please also correct the pro forma financial statements that currently reflect these errors when filing amendments to these current reports.

Mr. John Cannarella

December 22, 2021

Page | 3

RESPONSE:

As stated in our prior response, the Company plans to amend the Current Reports filed on Form 8-K filed on October 12, 2021 and October 18, 2021, so as to include pro forma reserve information and a substantive discussion of the rationale and precipitating events for each disposition.

The Company also plans to correct the pro forma financial statements to reflect the deemed dividend resulting from the accounting for the modifications of the Series C Preferred Stock when filing the amendments to these Current Reports.

Financial Statements

Note 6 – Equity, page F-19

3.

We note your response to prior comment two clarifying that the voting and conversion rights associated with the Series C preferred stock were reduced from 37,500 per share to 4,167 per share as a result of the 1:9 reverse stock split that occurred on January 5, 2021. Please correct the related disclosures when filing your amendments.

With regard to the rationale expressed for the Series C preferred stock modifications, stating that you "deemed it important for Mr. Doris to have a significant number of votes to avoid obstacles or delays" in executing business strategy, also "in anticipation of potential increases" in share capital or issuances of common stock, to "facilitate" the merger with Camber Energy, and to "address business matters related to an equity transaction" with Camber Energy, please further clarify how the incremental rights granted to Mr. Doris secured the interests of Viking Energy in each instance.

Please describe any entitlement or reciprocal basis for the value conveyed with the modifications to the conversion rights, as would ordinarily determine the nature and extent of grants, modifications or incremental rights to securities and, with regard to the rationale expressed for increasing the conversion rights, stating "...in case for any reason there could not be a full combination of Camber and Viking in the future (e.g., if shareholders decided to vote against a full combination)," describe the utility of the incremental conversion rights under this scenario, and the implications for common shareholders.

Mr. John Cannarella

December 22, 2021

Page | 4

RESPONSE:

The Company plans to correct related disclosures when filing amendments to appropriately reflect the impact of the 1:9 reverse stock split on February 12, 2021.

The 28,092 shares of Series C Preferred S were initially issued in October 2012. At inception, the shares of Series C preferred stock had voting rights of 2,000 votes per share and were each convertible into 1 share of common stock of the Company. The Certificate of Designation, outlining the rights associated with the Series C Preferred Stock were subsequently amended on (i) April 12, 2017 to increase the voting privileges to 10,000:1, (ii) September 5, 2019 to increase the voting privileges to 32,500:1; and (iii) June 17, 2020 to increase the voting privileges to 37,500:1, while maintaining a conversion ratio of 1:1. During this time period, the Company made these incremental modifications to voting rights to maintain a controlling capital stock vote by virtue of the Series C Preferred Stock as it was deemed beneficial to maintaining focus on the financing and business objectives of the Company and minimize expenses associated with effecting corporate actions, including a then-contemplated reverse stock split necessary to effect a potential up-listing, as well as authorized capital changes to effect then-contemplated recapitalizations necessary to effect then-contemplated potential equity financings and acquisitions which would require shareholder approval (such actions, without a controlling vote being held by the Company’s officers and directors, would otherwise require calling formal shareholder meetings, filing proxy statements, mailing proxy statements to the Company’s numerous beneficial common stockholders, etc.). The amendment on April 12, 2017, increasing the voting ratio to 10,000:1, provided the Series C Preferred Stock with 280,920,000 votes at a time when the issued and outstanding common stock totaled 59,532,911. On August 31, 2020, Viking’s issued and outstanding common stock totaled 220,465,632 shares. The Series C Preferred Stock of Viking maintained voting control from April 12, 2017 through August 31, 2020 without any of the amendments referenced above.

Although the Series C Preferred Stock had voting control without any of the amendments referred to above, the Company, in pursuit of up listing to a national stock exchange, entertained various financing and/or acquisition opportunities, which, if achieved could have caused a substantial increase in the issued and outstanding common stock of the Company. As opportunities were approached and weighed relative to occurrence and impact, when deemed appropriate the Company filed amendments to the Series C Preferred Stock Certificate of Designation accordingly.

On August 31, 2020, Viking filed with the State of Nevada an amendment to its Certificate of Designation for the Company’s Series C Preferred Stock, pursuant to which each share of Viking Series C Preferred Stock would entitle the holder thereof to 4,900 votes on all matters submitted to the vote of the stockholders of the Company, and each share of Series C Preferred Stock would convert into 4,900 shares of Viking common stock.  The amendment was completed solely in connection with a planned merger between Viking and Camber Energy, Inc.

Indeed, this amendment was filed on the same date as the Amended and Restated Merger Agreement between Viking and Camber, after multiple iterations, negotiations and amendments were worked through for the purpose of accomplishing what began as the Original Merger Agreement as described below:

On February 3, 2020, the Company entered into an Agreement and Plan of Merger (“Original Merger Agreement”) with Camber Energy, Inc. The Merger Agreement provided that, upon the terms and subject to the conditions set forth therein, a newly-formed wholly-owned subsidiary of Camber would merge with and into Viking, with Viking surviving the Merger as a wholly-owned subsidiary of Camber.

Subsequently, Viking and Camber agreed to amend the Original Merger Agreement on May 27, 2020, June 15, 2020 and June 25, 2020 (collectively, the “Merger Agreements”)

On August 31, 2020, Viking and Camber entered into an Amended and Restated Merger Agreement (the “A&R Merger Agreement”) to amend and restate the Original Agreement. In addition to restating the Merger Amendments, the A&R Merger Agreement amended the agreement to: (a) provide for Viking to continue to have 28,092 shares of its Series C Preferred Stock issued and outstanding as of the closing of the Merger; (b) provide for such Series C Preferred Stock of Viking to be exchanged, on a one-for-one basis for a series of Series A Convertible Preferred Stock of Camber, which have substantially similar terms as the Viking Series C Preferred Stock (as recently amended), but with the holder thereof having the right to convert such Series A Convertible Preferred Stock into, and the right to vote a number of voting shares equal to, the number of shares of common stock of Camber which would have been issuable to the holder of such Series C Preferred Stock of Viking upon the closing of the Merger, had such preferred stock been fully converted into common stock prior to closing; (c) make other amendments throughout the Original Merger Agreement to provide for the concept of the exchange of Viking preferred stock for Camber preferred stock.

Mr. John Cannarella

December 22, 2021

Page | 5

The February 2020 Merger Agreement, as amended was to be supported by the registration of Camber shares on Form S-4, to facilitate Camber issuing or allocating, in the aggregate, 100,000,000 new shares to Viking shareholders which if completed, would have resulted in Viking shareholders holding or being entitled to 80% of the issued and outstanding common shares of the combined entity. (100,000,000 new shares, and 25,000,000 issued and outstanding Camber shareholders). In contemplation of finally completing the February 2020 Merger, the Company amended the Series C Preferred Stock Certificate of Designation to reduce the voting rights to a minority voting position of 4,900:1, and reciprocally creating conversion rights into common shares of 4,900:1 in exchange. The effect was for Mr. Doris, through the reverse merger, to no longer own an equity instrument providing for control in either Viking – pre-combination, nor Camber – post-combination. Thus, Mr. Doris ceded voting control of Viking in exchange for an increase in the conversion of the Series C Preferred Stock to 4,900:1.

The planned merger, pursuant to the February 2020 Merger, as amended, stalled, effectively putting both companies in a state of paralysis. Consequently, the Companies explored alternative arrangements, including a potential equity transaction whereby Camber would make a direct equity investment in Viking. Such transaction contemplated the majority of Camber’s Board remaining in place with the officer’s departing. Mr. Doris preferred to not become a director or officer of Camber without having an employment agreement in place or without having any shares of Camber. Discussion was held on the prospect of Mr. Doris possibly selling his Series C Preferred Stock of Viking to Camber for a promissory note and preferred stock of Camber concurrent with the closing of Camber’s equity transaction in Viking, but this was ultimately rejected so as not to create the perception of potential unfairness associated with Mr. Doris receiving shares of Camber prior to other Viking shareholders receiving shares of Camber..

The parties formally terminated the February 2020 Merger, and agreed instead to proceed with the equity transaction without including a deal regarding Mr. Doris’ Series C Preferred Stock, it being understood that the parties would revisit a potential full combination under a different structure in the near future, which occurred with an entirely new, stand-alone Merger Agreement in February 2021.

The equity transaction closed on or about December 23, 2020.  Specifically, Viking Energy Group, Inc. entered into a Securities Purchase Agreement with Camber Energy, Inc., pursuant to which Camber acquired 236,470,588 shares of Viking common stock constituting 51% of the common stock of Viking. Pursuant to the Purchase Agreement, Viking is obligated to issue additional shares of Viking common stock to Camber to ensure that Camber shall own at least 51% of the common stock of Viking through July 1, 2022.

As mentioned above, effective December 23, 2020, Viking also entered into (i) a termination agreement with Camber terminating the Amended and Restated Agreement and Plan of Merger, dated August 31, 2020, as amended to date (the “Termination Agreement”),

Concurrently with the Termination Agreement, the Company filed an amendment to the Certificate of Designation as to the Series C Preferred Stock (the “Dec. 2020 COD Amendment”), to restore the voting rights to 37,500:1, the ratio that existed before the August 31, 2020 amendment that was tied to the August 31, 2020 Amended Merger Agreement, now terminated.

The Dec. 2020 COD Amendment included changes specific to Camber’s direct equity investment in Viking.  Specifically, Camber’s counsel on behalf of Camber insisted that the amended Certificate of Designation incorporate language limiting Mr. Doris’ voting and conversion rights per the language in 4(b) and 6(b) so that Camber wouldn’t just have a contractual right under the SPA regarding their control of Viking, but so that Camber would have article provisions limiting Mr. Doris’ ability to take control of Viking in addition to the contractual rights Camber had under the SPA. The limiting language in 4(b) and 6(b) of the Dec. 2020 COD Amendment were pre-conditions to Camber closing the equity and change of control transaction. The amended conversion entitlement of 37,500:1 for the Viking Series C Preferred Stock was included as consideration for the anticipated conveyance of control to Camber upon completion of the February 2021 new merger agreement.   This agreement precluded Mr. Doris from exercising any voting rights associated with the Viking Series C Preferred Stock until July 1, 2022 unless he relinquished his positions as president and Chairman of Camber.  The 51% Camber ownership requirement and the voting restriction precluded Mr. Doris from controlling Viking through voting rights or conversion rights until July 1, 2022.

The 2021 Merger Agreement has not been terminated and it contemplates; (i) Viking common shareholders exchanging their shares of Viking for shares of Camber on a 1:1 basis, and (ii) Viking’s Series C Preferred Stock being exchanged for a class of Camber preferred stock on a 1:1 basis with conversion privileges entitling the holder to 25,000,000 common shares of Camber, subject to a 9.99% beneficial ownership limitation (meaning the holder is prohibited from holding more than 10% of Camber.

Mr. John Cannarella

December 22, 2021

Page | 6

4.

We note your response to prior comment three explaining that an independent valuation firm has estimated the fair value of the Series C preferred stock based on your August 31, 2020 modification, which granted conversion rights to 15,294,533 (post-split) common shares, at $14.5 million. However, you indicate that you would be valuing the December 24, 2020 modification, which granted conversion rights to an incremental 101,755,467 (post-split) common shares, at just $5.5 million.

We see that your valuation of the earlier modification is equal to the number of issuable common shares multiplied by the modification date quoted market price of $0.9513, while your valuation of the later modification exhibits no correlation with the modification date quoted market price of $1.3293. You would ordinarily need to apply a consistent and reliable methodology in making fair value measurements, as indicated in FASB ASC 718- 10-55-27 and 820-10-35-25. Given that the number of issuable shares resulting from the modifications is materially significant in relation to the number of outstanding common shares at both modification dates, it appears that you should also address in your valuations and disclosures the dilutive effect to your common shareholders.

For example, the dilutive effect of granting conversion rights to 117,050,000 (post-split) common shares appears to be about 82% just prior to the sale of common shares to Camber Energy and about 69% as of year-end. Based on an approximate market capitalization of $68.4 million on the modification date, the potential dilution to common shareholders appears to represent $47.5 million of that value on an as-converted basis.

Unless you are able to show how your valuation methodology has been consistently applied and yields appropriate estimations of fair value, we expect that you will need to revise your computations to address the observations outlined above. Please describe for us your valuation methodology and all material assumptions.

RESPONSE:

The valuations of Viking Series C Preferred Stock as of August 31, 2020 and December 23, 2020 were performed to estimate the fair value of the Series C Preferred Stock as of the two valuation dates. The specific techniques used to estimate fair value differed as the underlying terms of the merger agreements differed between the two dates. At August 31, 2020, the estimate of the fair value of the Series C Preferred Stock was based upon the changed terms of the Series C Preferred Stock. The estimate of fair value on December 23, 2020 did not only include consideration of the changes of the terms of the Series C Preferred Stock in one scenario, but had to consider the conversion value of the Series C preferred stock if the merger was completed in another scenario. Each scenario was estimated and then weighted by a probability as of the December valuation date. These valuations, for each date, were performed by two different independent valuation entities under two different sets of circumstances with distinctly different events associated with each of them, and both valuations were arrived at utilizing the quoted market price in reaching a conclusion.

The valuations contemplated two different scenarios’ relative to the combining of Camber and Viking, and each individually contemplated different outcomes relative to share ownership, and the determination of the accounting acquirer in consummating the merger then under agreement. The first merger agreement (which was terminated) envisioned a reverse acquisition, with Viking being the accounting acquirer, and the second agreement (which has not been terminated) was structured for Camber to be the accounting acquirer.

Mr. John Cannarella

December 22, 2021

Page | 7

DECEMBER 23, 2020 – VIKING SERIES C PREFERRED VALUATION

The first of the two valuations performed was for the latter of the two dates, and was associated with the purchase price allocation for the acquisition by Camber, of 51% of the issued and outstanding common stock of Viking. This valuation contained variables to be considered in valuing the Series C Preferred Stock, and was weighted to reflect the most likely outcomes.

Mercer Capital, an independent third party, was engaged to perform these valuation services, and the following is from their report titled “Valuation of Assets and Liabilities in the Camber Energy, Inc. acquisition of Viking Energy Group, Inc.”, dated July 1, 2021:

DETERMINATION OF FAIR VALUE OF VIKING SERIES C PREFERRED STOCK

Viking has 28,092 shares of Series C Preferred Stock outstanding, all of which are owned by the Company’s CEO and Director, Mr. James Doris. The Series C Preferred shares do not have a liquidation preference, but each share is convertible into 37,500 common shares of Viking. Pro forma for the Company’s 9:1 reverse split, the Series C Preferred shares are convertible into 117.5 million Viking common shares.

On December 24, 2020 (immediately following the measurement date, though management indicated that this was known or knowable by market participants at the measurement date), the Company amended the Series C Preferred’ s Certificate of Designation such that, in the event that Camber acquired substantially all of the outstanding assets or common stock of Viking, the Series C Preferred shares (in aggregate) would convert into 25 million common shares of Camber. We note this is generally consistent with the terms indicated in the merger agreement dated February 15, 2021, in which the 28,092 Viking Series C Preferred shares will convert 1:1 into a new Camber Series A Preferred class of stock. Each Camber Series A Preferred share will be convertible into 890 common shares of Camber (subject to a 9.99% beneficial ownership limitation), implying just over 25 million Camber common-equivalent shares.

Given the lack of a liquidation preference, the only path to value for the Series C Preferred shares is via conversion to common and then monetization, or via treatment on an as-converted basis in a liquidity event. As such, we have analyzed the value of the Series C Preferred by reference to its common-equivalent shares and the closing share prices of Viking and Camber’s common stock on the measurement date.

Conversion During Anti-Dilution Period

Pursuant to the transaction agreement, Viking agreed to issue additional shares of common stock to Camber for no additional consideration to ensure that Camber holds at least 51% of the outstanding shares of Viking’s Common stock through July 1, 2022 (the “Anti-Dilution Period”).

The valuation analysis under this method is based on Viking’s common stock price (split adjusted) of $1.08 and the Viking Series C common-equivalent shares (117.5 million, split adjusted). To account for the dilutive impact of converting during the Anti-Dilution Period, we analyzed the relative ownership interest of the legacy Viking common shareholders before conversion and after conversion during the Anti-Dilution Period, as well as the relative ownership interest of the Series C Preferred based on converting before and after the Anti-Dilution Period.

Mr. John Cannarella

December 22, 2021

Page | 8

The dilution adjustment factors are calculated as follows:

Dilution Adjustment

Legacy Viking Common
Ownership Interest Before Conversion	49.0%
Ownership Interest w/ Anti-Dilution Adjustment	8.7%
Implied Dilution Adjustment Factor	17.7%

Viking Series C Preferred
Ownership Interest After Anti-Dilution Period	69.4%
Ownership Before After Anti-Dilution Period	40.3%
Implied Dilution Adjustment Factor	58.0%

The implied values of the Series C Preferred shares are calculated as follows:

Implied Viking Series C Preferred Value	Common Stock Price	Converted Common Shares	Implied Value	Dilution Adjustment	Adjusted Value
Conv. During Anti-Dilution Period (Common Dilution Factor)	$1.0800	117,050,000	$126,414,000	17.7%	$22,420,291
Conv. During Anti-Dilution Period (Preferred Dilution Factor)	$1.0800	117,050,000	$126,414,000	58.0%	$73,382,469

Conversion After Anti-Dilution Period

The valuation analysis under this method is based on Viking’s common stock price (split adjusted) of $1.08 and the Viking Series C common-equivalent shares (117.5 million, split adjusted). We note that the value implied from this indication is substantially higher than what a fundamental fair value would imply based on Viking’s assets and liabilities.

Conversion After Camber Merger

This is based on Camber’ common stock price of ~$0.82 and the Camber common-equivalent shares (25 million). We believe this is the most credible path to value.

Correlated Indication of Value

Weights have been assigned to the various Value indications. The weights reflect our opinion of the relative importance or reliability of the methods and serve as a means of simulating the thinking of hypothetical investors. They do not represent a rigid mathematical formula.

•	Conversion During Anti-Dilution Period: 0% to reflect that we do not believe any rational market participant would decide to convert during the Anti-Dilution Period.

•	Conversion After Anti-Dilution Period: 5% to reflect that this indication is substantially higher than what a fundamental fair value would imply based on Viking’s assets and liabilities, as well as the high probability of completing a merger with Camber.

•	Discounted Cash Flow Method: 95% to reflect the high likelihood of a merger with Camber, the relative reasonableness of the implied value, and that we believe this is the most credible path to value.

Mr. John Cannarella

December 22, 2021

Page | 9

Implied Viking Series C Preferred Value	Common Stock Price	Converted Common Shares	Implied Value	Dilution Adjustment	Adjusted Value	Weight	Product
Conv. During Anti-Dilution Period (Common Dilution Factor)	$1.08	117,050,000	$126,414,000	17.7%	$22,420,291	0.0%	$0.00
Conv. During Anti-Dilution Period (Preferred Dilution Factor)	$1.08	117,050,000	$126,414,000	58.0%	$73,382,469	0.0%	$0.00
Conversion After Anti-Dilution Period	$1.08	117,050,000	$126,414,000	na	$126,414,000	5.0%	$6,320,700
Conversion After Camber Merger	$.8203	25,000,000	$20,507,500	na	$20,507,500	95.0%	$19,482,125
Total						100.0%	$25,802,825

Discount for Lack of Marketability

Marketability relates to the liquidity of an investment relative to a comparable and actively traded alternative. A rational investor will pay less for a nonmarketable interest than an otherwise comparable interest that is freely tradable in a public market. This differential in value is commonly referred to as a marketability discount, or discount for lack of marketability (“DLOM”) and is typically stated as a percentage of the undiscounted value.

Finnerty Method

Analysts have developed a number of put option valuation models for estimating discounts for lack of marketability. Each of the models assumes that the cost of purchasing a put option on the shares of the subject company provides insight regarding the appropriate marketability discount for the subject interest.

In the context of estimating a marketability discount, the earliest option pricing techniques used protective puts with pre-determined strike prices based on an assumed rate of return. The Longstaff method improved upon the earlier techniques by eliminating the need for pre-determined strike prices. Instead, the method uses look-back puts that assume strike prices equal to the highest expected price of the security over the holding period. The use of such a strike price, however, implicitly assumes that investors have perfect foresight and timing but for the lack of marketability of the subject security.

Following the work by Professor John D. Finnerty, we estimate the appropriate marketability discount with reference to the cost of an average strike put option on a security similar to the subject interest. The cost of the put option represents the insurance premium an investor would pay to ensure the value of the investment does not fall below an acceptable threshold over the expected holding period during which the investment is not marketable. Put another way, the price of the option represents the cost of protecting the investor from the inability to sell the subject interest at his discretion prior to the end of the holding period. The calculated value of the put is an indication of the appropriate marketability discount.

The Finnerty extension of the Black-Scholes option pricing model determines the price of a put option whose strike price is the average of the stock prices over the holding period (sometimes referred to as an “Asian” style option). In assuming a uniform probability distribution of put option exercises during the holding period, the Finnerty model does not attribute perfect foresight to the hypothetical investor.

As with other option pricing methodologies, the three inputs to the Finnerty Method are predictably related to the resulting marketability discount.

1.

Volatility – The marketability discount is positively related to the volatility assumption. The midpoint of the volatility range (125%) is generally consistent with Camber’s observed volatility over the past year. We test the sensitivity of this assumption in the valuation analysis.

2.

Dividend Yield – Interim distributions reduce the discount for lack of marketability. Neither Camber nor Viking have paid distributions recently, and no distributions are expected during the holding period.

3.

Holding Period – The marketability discount is positively related to the assumed holding period. The holding period reflects the time until an investor would expect the subject interest to be marketable. We believe the most likely path to potential monetization is via conversion and sale of Camber common stock after the merger is complete. We have assumed a time of approximately nine months (0.75 years) until merger completion, based on discussions with management. We test the sensitivity of this assumption in the valuation analysis.

Mr. John Cannarella

December 22, 2021

Page | 10

The Modified Finnerty Method measures the price of an average-strike put based on the specified inputs.

Concluded Marketability Discount

We have selected a DLOM of 22.5%, which we believe reflects reasonable assumptions coherent with the particular facts and circumstances of the subject interest.

Conclusion of Value

Implied Viking Series C Preferred Value	Common Stock Price	Converted Common Shares	Implied Value	Dilution Adjustment	Adjusted Value	Weight	Product
Conv. During Anti-Dilution Period (Common Dilution Factor)	$1.08	117,050,000	$126,414,000	17.7%	$22,420,291	0.0%	$0.00
Conv. During Anti-Dilution Period (Preferred Dilution Factor)	$1.08	117,050,000	$126,414,000	58.0%	$73,382,469	0.0%	$0.00
Conversion After Anti-Dilution Period	$1.08	117,050,000	$126,414,000	na	$126,414,000	5.0%	$6,320,700
Conversion After Camber Merger	$.8203	25,000,000	$20,507,500	na	$20,507,500	95.0%	$19,482,125
Total						100.0%	$25,802,825
Discount for Lack of Marketability					22.50%		$(5,805,636)
Implied Value							$19,997,189

Concluded Value							$19,997,000

AUGUST 31, 2020 – VIKING SERIES C PREFERRED STOCK VALUATION

During December 2021, we engaged Empire Valuation to perform a valuation of Viking’s Series C Preferred Stock, before and after August 31, 2020 relative to a possible deemed dividend relative to a change in the value of the preferred stock.

Prior to August 31, 2020, each share of Series C Preferred Stock had the equivalent of 32,500 votes per share of the preferred stock, which gave the Series C Preferred Stock voting control of Viking. The Series C Preferred Stock, however, was only convertible 1:1 into the common stock of Viking.

On August 31, 2020, the Board of Directors approved a modification of both the voting and conversion features of the Series C Preferred Stock to have 4,900 votes per share, and to be convertible into 4,900 common shares per share of preferred. The effect was a change of control in the Company as the preferred shareholder no longer possessed voting control of Viking This modification of the features of the Series C Preferred Stock was part of the structure of the first merger agreement in combining Camber and Viking, whereby Viking was to be the accounting acquirer. The following is excerpted from a summary report relative to the valuation as of the August 31, 2020 modification:

Mr. John Cannarella

December 22, 2021

Page | 11

Description of Viking Energy Group and the Series C Preferred Stock

The Viking preferred C shares have no liquidation preference or dividends. There are 28,902 Viking preferred C shares outstanding as of August 31 and December 23, 2020. These preferred C shares were issued in October 2012 in exchange for an equal number of common shares. Neither the common stock, nor the preferred shares were assessed any value. Each share of such Preferred Stock shall have a par value of $0.001 per share.

Therefore, the carrying value of the Viking preferred C shares was $29 (28.902 times a par value of $0.001 per share). The Viking preferred C shares provided the holder a controlling interest in Viking upon issuance in 2012 by having voting rights equal to 2,000 votes per each preferred C share. The voting rights were increased over time in 2017, 2019 and in 2020 as the number of Viking shares increased allowing the holder to maintain voting control over Viking.

On August 31, 2020, the terms of the preferred C shares were changed. The number of common shares the preferred C were convertible into increased from a 1:1 to 1:4,900 or 28,902 shares were convertible into 137.7 million shares. At the same time, the voting rights were reduced from 37,500 per share to 4,900 per share (141.6 million aggregate votes) thus the shares did not have voting control as there were 220.6 million other shares outstanding of Viking as of August 31, 2020.

Deemed Dividend of Viking Preferred C Shares

The pre-August 31, 2020 Viking preferred C carrying value is the original purchase price of $29. The post-August 31, 2020 Viking preferred C fair value is the value of 137,650,680 common shares (of $14,55 million (137,650,680 shares times $0.1057 per share price for Viking’s common stock as of August 31,2020). Thus, the August 31, 2020 carrying value of the Viking Preferred C shares is $14.55 million.

The Company believes that the valuation process applied at two different times with two different sets of circumstances under two different merger agreements yielded appropriate fair values based on quoted market prices, weighted where necessary by the factors referenced in the individual valuations.

5.

We note that exhibits to the December 8, 2017, September 5, 2019, September 3, 2020, and December 28, 2020 current reports on Form 8-K, each include the Certificate of Amendment to Designation that you filed with the State of Nevada for the modifications made to the Series C preferred stock voting and conversion provisions, and that in each case you indicated that the amendments were approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

Tell us why you have not filed either a proxy or information statement pursuant to Rules 14a-3 and 14c-3 of Regulations 14A and 14C, as applicable, for each of the actions referenced above. Please describe for us the particular manner by which you obtained and determined that you had sufficient votes to make the changes reflected in each amendment, including the dates of notification, solicitation, and record, and quantification of outstanding shares and shares cast in favor of the changes proposed.

Mr. John Cannarella

December 22, 2021

Page | 12

RESPONSE:

No proxy or information statements were required to be filed pursuant Rules 14a-2 and Rules 14c-2 since approval of the Company’s holders of common stock (the only class of Company’s securities registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended) with respect to the amended certificates of designation of the Series C Preferred Stock was not required—either under the Company’s articles of incorporation or the amended certificates of designation of the Series C Preferred Stock.

The language in each Certificate of Amendment to Designation – After Issuance of Class or Series referenced in the Staff’s comment regarding the amendments being “approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power as may be required by the articles of incorporation or the certificate of designation” is language that is automatically included in each Certificate of Amendment to Designation upon filing a Certificate of Amendment to Designation with Nevada when an issuer checks the box indicating that shares in the class or series have already been issued during the Nevada online filing process.

NRS 78.1955 states in pertinent part as follows:

3. Unless otherwise provided in the articles of incorporation or the certificate of designation, if shares of a class or series of stock established by a certificate of designation filed pursuant to subsection 1 have been issued, the designation of the class or series, the number of the class or series and the voting powers, designations, preferences, limitations, restrictions and relative rights of the class or series may be amended by a resolution of the board of directors only if the amendment is approved as provided in this subsection. Unless otherwise provided in the articles of incorporation or the certificate of designation, the proposed amendment adopted by the board of directors must be approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation, of:

a) The class or series of stock being amended; and

b) Each class and each series of stock which, before amendment, is senior to the class or series being amended as to the payment of distributions upon dissolution of the corporation, regardless of any limitations or restrictions on the voting power of that class or series.

(emphasis added).

The Company redomiciled to Nevada in 2008, and at all relevant times, the Board of Directors of the Company has had “blank check” authority to designate rights of the Company’s preferred stock without common stockholder approval. See, e.g., Amended and Restated Articles of Incorporation of Sinocubate, Inc., filed November 3, 2008, available at https://www.sec.gov/Archives/edgar/data/1102432/000095012008000510/formdef14c.htm; Certificate of Amendment of Viking Energy Group, Inc., filed November 5, 2018, available at https://www.sec.gov/Archives/edgar/data/1102432/000147793218005259/vkin_ex31.htm (“The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the extent now or hereafter permitted by the Nevada Revised Statutes.”).

Mr. John Cannarella

December 22, 2021

Page | 13

Further, the original and amended certificates of designation of the Series C Preferred Stock did not require common stockholder approval prior to filing an additional amendment to the certificate of designation. Only the consent of a majority of the preferred stock was required prior to filing an amended certificate of designation. The original certificate of designation and each amended certificate of designation stated in pertinent part as follows:

In addition to any other rights provided by law, so long as any Preferred Stock is outstanding, the Corporation, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of such outstanding shares of Preferred Stock, will not amend or repeal any provision of, or add any provision to, the Corporation’s amended Articles of Incorporation or By-Laws if such action would materially adversely affect the voting rights of, or the other rights, preferences or restrictions provided for the benefit of, any Preferred Stock.

See, e.g., Certificate of Designation, filed May 17, 2012, attached hereto; Certificate of Amendment to Designation – After Issuance of Class or Series, filed September 5, 2019, available at https://www.sec.gov/Archives/edgar/data/1102432/000147793219005275/vkin_ex31.htm. As there were and are no other classes or shares of preferred stock other than the shares of Series C Preferred Stock held by Mr. Doris, only Mr. Doris’s consent to the amended certificates of designation, as the sole preferred stockholder, was required prior to filing the amended designations of the Series C Preferred Stock (which consent was obtained).

Since only Mr. Doris’s consent as the sole preferred stockholder was required prior to filing amended certificates of designation, and approval/consent of the common stockholders of the Company was not required, no proxy or information statements were required to be filed.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer